Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Patheon Inc. for the registration of $100,000,000 of restricted voting shares, warrants, subscription rights, subscription receipts and units of Patheon Inc. and to the incorporation by reference therein of our report dated December 19, 2011 (except Note 1, as to which the date is October 2, 2012), with respect to the consolidated financial statements of Patheon Inc. included in its Current Report on Form 8-K dated October 2, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

October 2, 2012